EXHIBIT 99


INTERNATIONAL PAPER


DENNIS THOMAS                               INTERNATIONAL PAPER PLAZA
SENIOR VICE PRESIDENT                       STAMFORD CT 06921
                                            PHONE 203 541 8422
                                            FAX 203 541 8204
                                            E-MAIL dennis.thomas@ipaper.com

                                        January 15, 2002


Coach Lou Holtz
USC Football Office
George Rogers Boulevard
Columbia, SC 29208

Dear Lou:

         As always it was good to talk with you yesterday. I also want to repeat just how much we have benefited from your help over the past couple of years. The January Leadership meetings, the "Louie Awards," the mill events - all have been absolutely outstanding.

         It is therefore my hope you will continue to serve as International Paper's "Honorary Coach." To that end I am excited about your participation in the annual meeting of our Communications and Public Affairs group in Norwalk, CT on Wednesday, April 24th. We will be back shortly with details on time and travel.

         In addition, we would like to schedule three events very much like the mill visits we did last year. I will ask Aleesa Blum to call Rita and look at possible dates.

         I also want to suggest an "ownership-based" means of compensation for your past and future relationship with the company. Specifically what I have in mind is calculating the approximate dollar value (to you) of the three 2001 mill events and the four planned 2002 events. Assuming a figure of $40,000 per event and seven events (past and future), that would translate to $280,000. With International Paper stock currently trading at approximately $40.00 that would equate to something in the range of 7,500 shares.

         This approach would allow the company and your investment to grow together as we realize the benefits of our combined efforts.




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         If this arrangement is agreeable to you I will have our legal and finance folks put the formal proposal together and we will plan accordingly. Let me know if this is okay, or if not, we can talk more regarding a results oriented way to do this. As I said, you have become an important part of our drive to become the best forest and paper company in the world and we really appreciate your help.
------

                                                     Sincerely,



                                                     /s/ Dennis Thomas
                                                     ---------------------------
                                                     Dennis Thomas

DT:cb
cc: Rita Ricard




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